Exhibit 4.11

26.6.2011

To: Bank Hapoalim Ltd.

Below are the understandings reached in connection with the Loan Agreement dated 11.2.2011:

1.	Secured Deposit

With respect to the provisions of Section 16.1a of the Loan Agreement and the deposit security documents, and notwithstanding the provisions thereof:

1.1.
In lieu of holding the deposit in cash, the Company may purchase a securities portfolio, which shall be comprised of the following instruments: (a) short-term loan and bonds of the State of Israel; (b) in an amount that shall not exceed NIS 75,000,000 – securities rated at least AA- (double-A-minus) (or an equivalent rating of another rating company), or which were issued by a corporation so rated, provided that not more than NIS 10,000,000 is invested in a single security and no investments are made in debentures, as follows: (1)  debentures of communication companies; (2) debentures of companies controlled by Mr. Shaul Elovitch; (3) debentures with a duration exceeding 5 years.

1.2.
Subject to its satisfaction of the above conditions, the Company may manage the aforementioned securities portfolio, buy and sell securities from time to time (including by means of an automated trading system, provided that the proceeds from such transactions are deposited directly in the Company's account), without requiring the bank's specific approval for the transactions.

2.	Early Repayment: With respect to the provisions of Sections 16 and 20 of the Loan Agreement and notwithstanding such provisions:

In the event of early repayment in accordance with the provisions of the Loan Agreement, in circumstances in which the Company may make an early repayment of the amounts on account of Credit C, the Company may, at its request, repay amounts on account of Credit C, as aforementioned and/or on account of the next payment according to the amortization table of the portion of Credit B which bears variable interest.

It is agreed that the Company shall provide the Lenders, by means of the Manager, (at least) 7 business days' prior notice of early repayments that are to be made in the event that funds are received from Bezeq (according to Section 16 of the Loan Agreement).

3.	Adjustment of Minimum Shareholdings of Bezeq: With respect to the provisions of Section 24.17 of the Loan Agreement, and notwithstanding the provisions thereof:

It is agreed that following the issuance of options to Bezeq's employees in accordance with the plan published on December 20, 2010, and approved on January 11, 2011, by Bezeq's General Meeting, the percentage of shares of Bezeq held by the Company, which are encumbered in accordance with the Credit Documents, aggregates to 29.05% of the issued share capital of Bezeq (on a fully-diluted basis).

For as long as at least 25% of the original principal amount of the credit is not repaid, the reasons for demanding early repayment provided in Section 24.17(c)(1) of the Loan Agreement shall apply in the event that such rate decreases.

4.
Adjustment of Structure of Credit B Amortization Table: With respect to the provisions of Section 9.3 of the Loan Agreement, and notwithstanding the provisions thereof, the portion of the principal amount of Credit B which bears variable interest shall be repaid in accordance with the amortization table furnished to the Company by the Lenders, by means of the Manager, and not according to the Spitzer Amortization Table.

IN WITNESS WHEREOF, the parties hereto affix their signature:

B. Communications (SP2) Ltd. [lenders signatures]